Exhibit 99.1

Bit Origin Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement

SINGAPORE, February 11, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) (“Bit Origin” or the “Company”), today announced that it has received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) on February 9, 2026, confirming that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

On February 21, 2025, the Company was notified by Nasdaq that its Class A ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. According to the notification letter received on February 9, 2026, Nasdaq staff has determined that for the last 14 consecutive business days, from January 20, 2026, to February 6, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

“We are pleased to have successfully regained compliance with Nasdaq’s listing standards, confirming the effectiveness of our recent strategic actions,” said Jinghai Jiang, Chairman and Chief Executive Officer of Bit Origin. “Maintaining our Nasdaq listing is fundamental to our long-term strategy. We remain focused on executing our strategic initiatives and enhancing long-term value for our shareholders.”

About Bit Origin Ltd
Bit Origin Ltd (NASDAQ: BTOG) is an emerging growth company focused on digital asset innovation and blockchain-based strategies, including the development of its digital asset treasury initiatives and related ecosystem opportunities. For more information, please visit https://bitorigin.io.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing and effects of the Reverse Stock Split and the Company’s ability to regain or maintain compliance with Nasdaq listing requirements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements except as required by law.

Company Contact:
Bit Origin Ltd
Mr. Jinghai Jiang, Chairman and Chief Executive Officer
Email: ir@bitorigin.io